Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Nine months ended September 30,	2009
Earnings:
Loss from continuing operations before income taxes	$(1,104)
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(38)
Fixed charges added to earnings	377
Distributed income of less than 50 percent-owned persons	42
Amortization of capitalized interest:
Consolidated	20
Proportionate share of 50%-owned persons	—

Total earnings	$(703)

Fixed Charges:

Interest expense:
Consolidated	$349
Proportionate share of 50 percent-owned persons	—

$349

Amount representative of the interest factor in rents:
Consolidated	$28
Proportionate share of 50 percent-owned persons	—

$28

Fixed charges added to earnings	$377

Interest capitalized:
Consolidated	$137
Proportionate share of 50 percent-owned persons	—

$137

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$514

Ratio of earnings to fixed charges	(A )

(A)	For the nine months ended September 30, 2009, there is a deficiency of earnings to cover the fixed charges of $1,217.